Exhibit 99.2

Super Hi to Report Third Quarter 2025 Financial Results on Wednesday, November 26, 2025

- Earnings Call Scheduled for 7:00 a.m. ET on November 26, 2025

SINGAPORE, Nov 14, 2025 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. ("Super Hi" or the "Company") (NASDAQ: HDL and HKEX: 9658), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced that it will report its unaudited financial results for the third quarter of FY2025 on Wednesday, November 26, 2025, before the open of U.S. markets.

The Company's management will host an earnings conference call to discuss financial results of the third quarter of 2025 at 7:00 AM U.S. Eastern Time on November 26, 2025 (8:00 PM Singapore/Hong Kong Time on November 26, 2025).

A live webcast of the call will be available in both English and Chinese. Participants may access the webcast using the following links:

English: https://edge.media-server.com/mmc/p/coc3zbff

Chinese: https://edge.media-server.com/mmc/p/coc3zbff/lan/zhs

To join by phone, please register in advance of the conference through the link provided below. Upon registering, you will be provided with participant dial-in numbers and a personal passcode.

Registration Link (Chinese only):

https://register-conf.media-server.com/register/BI316860832a1d4f75876e81b9db0d9655

Additionally, an archived webcast of this conference call will be available at the Company's Investor Relations website at http://ir.superhiinternational.com.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 31 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the world’s most valuable restaurant brands for six consecutive years since 2019, earning the title of "World’s Strongest Restaurant Brand" for 2024 (Brand Finance). As of June 30, 2025, Super Hi had 126 self-operated Haidilao restaurants in 14 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

For more information, please visit: http://ir.superhiinternational.com.

For investor and media inquiries, please contact:

Investor Relations

Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations

Email: media.hq@superhi-inc.com

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